Exhibit 99.1

VinFast Reports Unaudited First Quarter 2026 Financial Results

Quarterly Revenues reached VND23,111.1 billion (US$920.7 million)

Quarterly EV Deliveries were 58,577 units

Singapore, June 8, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) (Nasdaq: VFS), a pure-play electric vehicle (“EV”) company with the mission of making EVs accessible to everyone, today announced its unaudited financial results for the first quarter ended March 31, 2026.

Operating Highlights for the First Quarter of 2026

	1Q2026	4Q2025	1Q2025
EV Deliveries (1)	58,577	86,557	36,330
E-scooter & E-bike Deliveries	143,136	171,962	44,904

●	EV deliveries were 58,577 in the first quarter of 2026, representing a decrease of 32% from the fourth quarter of 2025 and an increase of 61% from the first quarter of 2025. International markets outside of Vietnam accounted for approximately 8% of total deliveries during the quarter.

●	E-scooter and e-bike deliveries were 143,136 in the first quarter of 2026, representing a decrease of 17% from the fourth quarter of 2025 and an increase of 219% from the first quarter of 2025. In March alone, VinFast received more than 135,000 e-scooter orders and shipped over 93,000 e-scooters to dealers in Vietnam.

●	Showrooms: As of March 31, 2026, customers can purchase VinFast EVs from 447 showrooms globally.[2]

Key Financial Growth Metrics for the First Quarter of 2026 (See full details of the Financial Results below)

(in VND millions, except for percentages)

	1Q2026	4Q2025	1Q2025	QoQ	YoY
Vehicle Sales	21,650,799	37,700,016	15,215,503	(42.6)%	42.3%
Total Revenues	23,111,052	39,162,725	16,306,376	(41.0)%	41.7%

●	Vehicle sales were VND21,650.8 billion (US$862.5 million) in the first quarter of 2026, representing an increase of 42.3% from the first quarter of 2025 and a decrease of 42.6% from the fourth quarter of 2025.

●	Total revenues were VND23,111.1 billion (US$920.7 million) in the first quarter of 2026, representing an increase of 41.7% from the first quarter of 2025 and a decrease of 41.0% from the fourth quarter of 2025. Total revenues were primarily comprised of revenue from EV sales.

Recent Business Updates

Established Firm Positions Across Key Markets

●	In Vietnam, VinFast’s EV deliveries in the first quarter of 2026 increased by 53% year-over-year. The Company maintained its position as the number one OEM since September 2024. In terms of e-scooters, VinFast has emerged as the #2 player in the market as it reached a record 17% market share[3] for total two-wheeler market in March 2026. In late May 2026, VinFast opened pre-orders for the VF 8 new platform and received approximately 12,700 reservations within the first eight days, reflecting strong consumer demand and continued momentum for the VinFast brand in its home market.[4]

●	Southeast Asia and India continue to be a core growth engine for VinFast. In the first quarter of 2026, VinFast ranked #1 among battery EV (“BEV”) brands in the Philippines[5], #4 in India[6] and #8 in Indonesia[7].

[1]	Includes EV models under VF, Green and Lac Hong brands, EC Van and e-buses.

[2]	Includes VinFast-owned and dealer showrooms.

[3]	Based on Company internal research

[4]	Reservations are non-binding and cancellable until deposits are placed by the customers.

[5]	According to the Chamber of Automotive Manufacturers of the Philippines (CAMPI).

[6]	Based on Vahan registrations among BEV brands.

[7]	According to the Association of Indonesia Automotive Industries (GAIKINDO).

Deepened Synergy with Green and Smart Mobility Joint Stock Company (“GSM”)

●	To further support EV adoption in emerging, high-growth markets and leverage strong synergies with our affiliates, in May 2026, VinFast and GSM signed a framework agreement under which VinFast will supply GSM with approximately one million EVs and four million e-scooters for deployment within GSM’s global ride-hailing, leasing, and mobility services platforms in GSM’s markets between 2026 and 2030.

●	GSM is eligible for incentives and commercial support reflecting a combination of base discounts, volume-based incentives, and go-to-market support. The quantities, pricing and delivery schedules will be determined in vehicle purchase agreements to be entered into between the parties from time to time. The partnership is expected to expand VinFast’s international distribution footprint and brand visibility while supporting GSM’s global fleet expansion.

Advanced Driver Assistance Systems (“ADAS”) Progress

●	On June 1, 2026, at the NVIDIA GTC Taipei event at the COMPUTEX 2026 technology exhibition, VinFast signed an MOU with Autobrains, the Company’s Level 4 autonomy partner, and NVIDIA, a key supplier for VinFast’s Level 4 autonomy initiatives. VinFast developed robotaxis will be powered by the NVIDIA DRIVE Hyperion platform and reference architecture.

Split of VFTP and divestment of VFTP

●	In May 2026, VinFast announced plans to split certain assets and operations of VinFast Trading and Production JSC (“VFTP”), a subsidiary of the Company, into a newly formed Vietnam-incorporated entity expected to be named VinFast Vietnam Joint Stock Company (“VFVN”) (the “Split”). Following the Split, VFVN is expected to become a new direct subsidiary of the Company and hold assets, operations and business undertakings relating to VinFast’s global research and development activities, intellectual property, after-sales operations and sales businesses, as well as the Company’s interests in certain international subsidiaries. VFTP will retain the assets and operations associated with the manufacturing business in Vietnam, shares in VinEG Green Energy Solutions JSC and an investment cooperation and business opportunity exploration agreement relating to real estate projects, and will continue to assume all financial indebtedness owed by VFTP to unrelated third-party creditors, subject to the relevant creditors’ approval. Following completion of the Split, VinFast is expected to hold approximately 99.9% of the voting rights in each of VFVN and VFTP.

●	On May 27, 2026, the Company’s shareholders approved the proposed transfer by the Company of all of its interest in VFTP to a group of purchasers led by Future Investment Research and Development Joint Stock Company and including Mr. Pham Nhat Vuong (“Mr. Pham”), the Company’s Managing Director and CEO, as a minority purchaser, for an aggregate consideration of approximately VND13,309.6 billion (approximately US$530 million) (the “Share Transfer”). The Share Transfer will be implemented pursuant to a share purchase agreement entered into on May 12, 2026 between the Company and the purchasers. Completion of the Share Transfer is subject to the satisfaction or waiver of the closing conditions set forth in the Share Purchase Agreement. VFVN and VFTP will also enter into a manufacturing and supply agreement under which VFTP will produce VinFast-branded vehicles in Vietnam, in accordance with the designs, technical specifications and standards provided by VFVN.

●	The proposed transactions do not affect any of the Company’s subsidiaries other than VFTP and its subsidiaries, nor do they affect the Company’s international business operations (including the Company’s continued ownership and operation of its manufacturing facilities in India and Indonesia), which will continue to be held by the Company and operated in the ordinary course of business.

●	The transaction is part of the Company’s broader initiative to streamline its operating structure and transition toward a more capital-efficient, asset-light model in Vietnam, thereby improving VinFast’s financial structure and reducing future capital expenditure requirements. The Company will retain and focus on the development of its VinFast brand through higher value-added activities, including global product research and development, technology, brand building, and sales activities in Vietnam and globally.

Funding Sources

●	As previously disclosed, Vingroup announced in late 2024 its intention to provide VinFast with additional borrowings of up to VND35,000.0 billion (US$1.4 billion) between November 12, 2024, and November 12, 2026, to support VinFast’s continued growth. As of March 31, 2026, VinFast’s outstanding borrowings from Vingroup under this commitment were VND19,755.9 billion (US$787.0 million).

●	Pursuant to a grant agreement dated November 12, 2024, Mr. Pham committed to provide up to VND50,000.0 billion (US$2.0 billion) in free grants to VinFast and its subsidiaries. As of March 31, 2026, a total of VND33,000.0 billion (US$1.3 billion) had been disbursed pursuant to the grant agreement.

●

As of March 31, 2026, VinFast had total available liquidity of up to VND65,202.3 billion (US$2.6 billion), which consisted of cash and cash equivalents of VND5,505.5 billion (US$219.3 million), an undrawn credit line from Vingroup of up to VND15,244.1 billion (US$607.3 million), remaining grants from Mr. Pham of up to VND17,000.0 billion (US$677.2 million), an available commitment of VND24,305.4 billion (US$968.3 million) under a standby equity subscription agreement with YA II PN, Ltd. entered into in October 2023, and VND3,147.3 billion (US$125.4 million) the Company expects to receive from the Share Transfer after retiring the P-notes previously issued to VFTP.

Related Party Transactions

●	Out of 58,577 EVs delivered in the first quarter of 2026, approximately 13% were to related parties of the Company.

●	Out of 143,136 e-scooters and e-bikes delivered in the first quarter of 2026, approximately 1% were to related parties of the Company.

Legal and Arbitration Proceedings

●	The Company is aware that on May 21, 2026, the North Carolina Department of Commerce, through the Office of the Attorney General of North Carolina, filed a complaint against VinFast Manufacturing US, LLC, a subsidiary of the Company ("VFUS"), in Wake County Superior Court, State of North Carolina. The complaint alleges that VFUS breached certain agreements with the State of North Carolina related to the development of a manufacturing facility in Chatham County, North Carolina, by failing to meet certain construction and operational benchmarks under the agreements and seeks to obtain ownership of the project site and damages. VFUS is evaluating the complaint and intends to respond through the appropriate legal process; however, no assurances can be made as to its outcome.

Management Commentary

Mr. Pham Nhat Quan Anh, Chairman of VinFast, said: “VinFast has entered a new phase focused on disciplined execution, long-term sustainability, and scalable growth. As we continue expanding globally, we remain committed to strengthening our operational foundation, enhancing capital efficiency, and advancing our transition toward a more asset-light and resilient business model in Vietnam. We believe the long-term global shift toward electrification, supported by increasing focus on energy security and operating efficiency, continues to create meaningful opportunities for VinFast across our core markets”.

Ms. Lan Anh Nguyen, Chief Financial Officer of VinFast, added: “Our priorities remain centered on disciplined financial management, operational excellence, and the efficient deployment of capital. We continue to focus on improving productivity, optimizing our cost base, and strengthening the financial resilience of the business. These efforts are intended to support sustainable growth while maintaining the flexibility needed to execute our long-term strategic objectives”.

Financial Results for the First Quarter of 2026

Revenues

●	Total revenues were VND23,111.1 billion (US$920.7 million) in the first quarter of 2026, representing an increase of 41.7% from the first quarter of 2025 and a decrease of 41.0% from the fourth quarter of 2025. Total revenues were primarily comprised of revenue from EV sales.

●	Vehicle sales were VND21,650.8 billion (US$862.5 million) in the first quarter of 2026, representing an increase of 42.3% from the first quarter of 2025 and a decrease of 42.6% from the fourth quarter of 2025. Revenue growth from the first quarter of 2025 was driven by an increase in EV sales volumes due to growth in the Vietnam market and contributions from overseas markets such as India, Indonesia and the Philippines. The decrease compared to the fourth quarter of 2025 was attributed to a decrease in EV sales volumes due to seasonality and the Lunar New Year in Vietnam.

Cost of Sales and Gross Margin

●	Cost of sales was VND40,115.9 billion (US$1,598.1 million) in the first quarter of 2026, representing an increase of 82.0% from the first quarter of 2025 and a decrease of 30.0% from the fourth quarter of 2025. The increase compared to the first quarter of 2025 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers. The decrease compared to the fourth quarter of 2025 was attributed to a decrease in the cost of EVs sold due to a decrease in sale volumes during the low season.

●	Gross loss was VND17,004.9 billion (US$677.4 million) in the first quarter of 2026, representing an increase of 196.4% from the first quarter of 2025 and a decrease of 6.5% from the fourth quarter of 2025.

●	Gross margin was negative 73.6% in the first quarter of 2026, compared to negative 35.2% in the first quarter of 2025 and negative 46.4% in the fourth quarter of 2025. The decrease in gross margin from the first quarter of 2025 and the fourth quarter of 2025 was primarily attributable to (i) the recognition of the extended free charging program[8] launched in February 2026, which was recorded as a deduction of revenue beginning in the first quarter of 2026, and (ii) an increase in inventory write-down charges.

Operating Expenses

●	Research and development (R&D) costs were VND2,535.4 billion (US$101.0 million) in the first quarter of 2026, representing an increase of 25.8% from the first quarter of 2025 and a decrease of 12.4% from the fourth quarter of 2025. The increase in R&D costs compared to the first quarter of 2025 was attributable to R&D costs for the Green models, Lac Hong, EC Van and models that VinFast plans to launch on its new vehicle platforms and E/E 2.0 architecture in 2026. The decrease in R&D costs compared to the fourth quarter of 2025 was attributable to the completion of certain projects, including the Minio Green model, in the fourth quarter of 2025.

●	Selling, general and administrative expenses were VND2,539.5 billion (US$101.2 million) in the first quarter of 2026, representing a decrease of 32.3% from the first quarter of 2025 and a decrease of 73.9% from the fourth quarter of 2025. The decrease compared to the first quarter of 2025 and the fourth quarter of 2025 was primarily attributable to the absence of impairment charges being required in the first quarter of 2026, whereas impairment charges were recognized in the prior periods.

●	Net other operating expenses were VND781.8 billion (US$31.1 million) in the first quarter of 2026, representing an increase in net operating expenses of 40.2% from the first quarter of 2025 and remaining relatively flat compared to the fourth quarter of 2025. The increase in net expense compared to the first quarter of 2025 was primarily driven by higher foreign exchange losses.

[8]	We launched the free charging program on 9 February 2026, providing EV customers with a monthly free charging quota at V-Green JSC stations for a period of up to three years, through February 2029. The incremental costs will be funded by Mr. Pham directly to V-Green JSC.

Loss from Operations

●	Loss from operations was VND22,861.6 billion (US$910.7 million) in the first quarter of 2026 representing an increase of 89.6% from the first quarter of 2025 and a decrease of 27.5% from the fourth quarter of 2025, as a result of the foregoing.

Net Loss and Net Loss Per Share

●	Net loss on financial instruments at fair value through profit or loss was VND335.2 billion (US$13.4 million) in the first quarter of 2026, representing a decrease of 48.2% from the first quarter of 2025 and a decrease of 41.0% from the fourth quarter of 2025. The change in net loss on financial instruments at fair value through profit or loss was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of dividend preference shares, warrants and other investments.

●	Net loss was VND28,108.0 billion (US$1,119.8 million) in the first quarter of 2026, representing an increase of 58.9% from the first quarter of 2025 and a decrease of 25.1% from the fourth quarter of 2025.

●	Net loss attributable to controlling interest was VND28,060.0 billion (US$1,117.8 million) in the first quarter of 2026, representing an increase of 58.8% from the first quarter of 2025 and a decrease of 25.1% from the fourth quarter of 2025.

●	Basic and diluted net loss per ordinary share were both VND11,994 (US$0.48) in the first quarter of 2026, compared with VND7,556 (US$0.30) in the first quarter of 2025 and VND16,005 (US$0.64) in the fourth quarter of 2025.

Balance Sheet

●	Cash and cash equivalents were VND5,505.5 billion (US$219.3 million) as of March 31, 2026.

Business Outlook

●	VinFast reiterates its global deliveries of at least 300,000 EVs for the full year 2026, supported by continued strong momentum in Asian markets, including Vietnam, Indonesia, India, and the Philippines, driven by the introduction of new models and the ongoing expansion of its distribution network. For two-wheelers, the Company expects 2026 deliveries to be at least 2.5 times its 2025 deliveries. These targets do not include potential deliveries to VinFast’s affiliate, GSM, under a framework agreement signed in May 2026 and described above.

●	This business outlook reflects the Company’s current and preliminary view of the business and existing market conditions, which are subject to change. VinFast’s target markets are Vietnam, Indonesia, the Philippines, India, the Middle East, North America and Europe, and the Company continues to evaluate opportunities to expand into additional countries and regions across Europe, Asia, the Middle East and Africa. VinFast aims to grow its global footprint in markets where it identifies strong long-term EV adoption potential. This expansion strategy is aligned with Vingroup’s broader global development approach, leveraging the Vingroup ecosystem, partnerships and capital resources to support VinFast’s international growth.

●	VinFast may establish or enlarge its presence in existing and new markets through a range of distribution models, with dealership partnerships representing the predominant approach in recent periods. To ensure sufficient production capacity to support its current and future operations, VinFast intends, from time to time, to expand its international manufacturing capacity, assembly and distribution capacity across its markets, including through the expansion of existing facilities as well as new brownfield and greenfield projects. While VinFast remains focused on the mini- through E-segments of the electric SUV market, it continues to evaluate a broader spectrum of vehicle types for future product development. VinFast regularly reviews its global expansion strategy and retains flexibility to accelerate, moderate or otherwise adjust its distribution, manufacturing, assembly, marketing and other market plans as conditions evolve.

●	VinFast’s funding sources for its capital requirements to implement its growth strategy are expected to include loans, grants, and transactions with its major shareholders and affiliates, as well as public and private debt and equity capital markets, third-party borrowings and cash from operations. VinFast also expects to opportunistically access the debt and equity capital markets from time to time, subject to market conditions. The Company also seeks to capture available tax incentives, subsidies and other policy support programs to reduce the cost of investment and operations.

Conference Call

The Company’s management will host its first quarter 2026 earnings conference call at 8:00 AM U.S. Eastern Time on June 8, 2026. Live Webcast: https://edge.media-server.com/mmc/p/mauga9qr

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets

	As of December 31,	As March 31,	As March 31,
	2025	2026	2026
	VND million	VND million	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	7,351,998	5,505,470	219,323,958
Restricted cash	766,885	1,285,863	51,225,520
Trade receivables	4,670,062	5,915,629	235,663,652
Advances to suppliers	11,865,953	11,923,864	475,016,493
Inventories, net	34,882,649	37,160,957	1,480,398,255
Short-term prepayments, other receivables and other assets	14,330,687	15,805,131	629,636,324
Current net investment in sales-type lease	27,835	27,405	1,091,746
Short-term investments	3,051,790	2,357,178	93,903,992
Short-term amounts due from related parties	8,491,889	3,701,939	147,475,858

Total current assets	85,439,748	83,683,436	3,333,735,798

NON-CURRENT ASSETS
Trade receivables	563,522	572,072	22,789,897
Property, plant and equipment, net	79,233,904	82,813,790	3,299,091,307
Intangible assets, net	1,206,618	1,170,318	46,622,500
Right-of-use assets	6,336,688	6,465,402	257,565,214
Long-term derivative asset	387,503	482,214	19,210,182
Long-term prepayments	88,011	131,449	5,236,595
Non-current net investment in sales-type lease	139,228	94,498	3,764,561
Investment in equity investees	1,060,009	1,129,310	44,988,846
Other long-term investments	5,817,000	5,099,773	203,162,019
Long-term amounts due from related parties	54,843	52,069	2,074,297
Restricted cash	1,836,864	1,570,888	62,580,193
Other non-current assets	458,104	1,910,528	76,110,589
Total non-current assets	97,182,294	101,492,311	4,043,196,200

TOTAL ASSETS	182,622,042	185,175,747	7,376,931,997

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets (continued)

	As of December 31,	As March 31,	As March 31,
	2025	2026	2026
	VND million	VND million	USD
	(Audited)	(Unaudited)	(Unaudited)
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	34,615,936	36,389,627	1,449,670,425
Short-term financial liabilities	24,426,683	24,963,804	994,494,622
Trade payables	32,630,360	37,228,053	1,483,071,190
Deposits and down-payment from customers	1,987,433	2,354,795	93,809,059
Short-term deferred revenue	98,631	116,386	4,636,523
Short-term accruals	18,557,251	20,700,764	824,665,923
Other current liabilities	16,106,077	15,484,543	616,864,911
Current portion of lease liabilities	1,284,686	1,307,249	52,077,484
Amounts due to related parties	35,051,908	36,806,412	1,466,274,082
Total current liabilities	164,758,965	175,351,633	6,985,564,218

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	47,548,228	48,328,478	1,925,283,961
Long-term financial liabilities	13,064	29,635	1,180,583
Other non-current liabilities	17,502,086	19,059,906	759,298,303
Non-current lease liabilities	5,586,707	5,703,105	227,197,235
Long-term deferred revenue	4,126,656	4,787,588	190,725,361
Deferred tax liabilities	1,296,783	1,263,655	50,340,809
Long-term accruals	2,857,931	2,968,286	118,248,984
Amounts due to related parties	31,327,400	27,664,957	1,102,101,705
Total non-current liabilities	110,258,855	109,805,610	4,374,376,942

EQUITY
Ordinary shares (2,339,536,010 and 2,339,536,010 shares issued and outstanding as of December 31, 2025 and March 31, 2026, respectively)	9,867,220	9,867,220	393,085,013
Accumulated losses	(367,176,828)	(395,236,788)	(15,745,230,978)
Additional paid-in capital	183,945,584	193,754,007	7,718,668,114
Other comprehensive income/(loss)	(572,559)	141,282	5,628,316
Deficit attributable to equity holders of the parent	(173,936,583)	(191,474,279)	(7,627,849,534)
Non-controlling interests	81,540,805	91,492,783	3,644,840,371
Total deficit	(92,395,778)	(99,981,496)	(3,983,009,163)

TOTAL DEFICIT AND LIABILITIES	182,622,042	185,175,747	7,376,931,997

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations

	For the three months ended March 31,
	2025	2026	2026
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	15,215,503	21,650,799	862,512,907
Other sales	1,090,873	1,460,253	58,172,775
Revenues	16,306,376	23,111,052	920,685,682
Cost of vehicles sold	(21,297,550)	(39,033,772)	(1,555,006,454)
Cost of other sales	(745,316)	(1,082,172)	(43,110,987)
Cost of sales	(22,042,866)	(40,115,944)	(1,598,117,441)

Gross loss	(5,736,490)	(17,004,892)	(677,431,758)

Operating expenses
Research and development costs	(2,015,586)	(2,535,422)	(101,004,780)
Selling and distribution costs	(1,573,154)	(1,500,529)	(59,777,269)
Administrative expenses	(2,177,445)	(1,039,014)	(41,391,682)
Net other operating expenses	(557,488)	(781,751)	(31,142,977)

Operating loss	(12,060,163)	(22,861,608)	(910,748,466)
Finance income	25,577	104,776	4,174,010
Finance costs	(5,053,606)	(5,118,408)	(203,904,390)
Net loss on financial instruments at fair value through profit or loss	(647,291)	(335,170)	(13,352,323)
Share of gains from equity investees	36,966	69,301	2,760,776

Loss before income tax expense	(17,698,517)	(28,141,109)	(1,121,070,393)
Tax expense	4,748	33,127	1,319,696

Net loss for the period	(17,693,769)	(28,107,982)	(1,119,750,697)
Net loss attributable to non-controlling interests	(21,980)	(48,022)	(1,913,075)

Net loss attributable to controlling interest	(17,671,789)	(28,059,960)	(1,117,837,623)

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended March 31,
	2025	2026	2026
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)

Net loss for the period	(17,693,769)	(28,107,982)	(1,119,750,697)

Other comprehensive loss
Other comprehensive loss that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(251,114)	713,841	28,437,615

Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods	(251,114)	713,841	28,437,615

Total comprehensive loss for the period, net of tax	(17,944,883)	(27,394,141)	(1,091,313,083)
Net loss attributable to non-controlling interests	(21,980)	(48,022)	(1,913,075)
Comprehensive loss attributable to controlling interest	(17,922,903)	(27,346,119)	(1,089,400,008)

Net loss per share attributable to ordinary shareholders	VND	VND	USD
Basic and diluted	(7,556)	(11,994)	(0.48)

Weighted average number of shares used in loss per share computation
Basic and diluted	2,338,812,558	2,339,536,010	2,339,536,010

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the three month ended March 31,
	2025	2026	2026
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the period	(17,693,769)	(28,107,982)	(1,119,750,697)
Adjustments:
Depreciation of property, plant and equipment and amortization of intangible assets	2,779,687	2,986,472	118,973,468
Impairment of assets and changes in fair value of held for sale assets	497,710	-	-
Changes in operating lease right-of-use assets	304,694	173,727	6,920,843
Provision related to compensation expenses, assurance-type warranties, net realizable value of inventories and others	5,175,724	8,333,562	331,987,969
Deferred tax income	(4,748)	(33,127)	(1,319,696)
Unrealized foreign exchange losses	70,098	965,633	38,468,369
Net losses on financial instruments at fair value through profit or loss	647,291	335,170	13,352,323
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	727,566	1,130,718	45,044,937
Losses on disposal and write-off of fixed assets	281,685	131,236	5,228,109
Deemed contribution from owners to VinFast’s customers	-	4,812,641	191,723,408
Share of profits from equity investees	(36,966)	(69,301)	(2,760,776)
Cash received as profit shared from investment cooperation and business opportunity exploration agreement	-	923,533	36,791,212
Others	(13,602)	8,628	343,718
Change in working capital:
Trade receivables and advance to suppliers, net investment in sales-type lease	2,518,416	3,279,408	130,643,295
Inventories	(8,006,449)	(7,625,221)	(303,769,461)
Trade payables, deferred revenue and other payables	(1,259,997)	1,382,249	55,065,294
Operating lease liabilities	(347,997)	(245,484)	(9,779,460)
Prepayments, other receivables and other assets	(724,879)	(1,733,752)	(69,068,281)
Net cash flows used in operating activities	(15,085,536)	(13,351,890)	(531,905,426)

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

	For the three month ended March 31,
	2025	2026	2026
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)

INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(3,642,497)	(4,974,453)	(198,169,588)
Proceeds from disposal of property, plant and equipment	60,641	163,970	6,532,149
Disbursement of bank deposit and loans	(1,277,450)	(1,541,398)	(61,405,386)
Collection of bank deposit and loans	-	751,491	29,937,495
Receipt from government grants	41,275	-	-

Net cash flows used in investing activities	(4,818,031)	(5,600,390)	(223,105,330)

FINANCING ACTIVITIES
Additional amount paid up to convert warrants to capital	52	-	-
Deemed contribution from owners	5,000,000	5,000,000	199,187,316
Proceeds from borrowings	29,241,260	52,436,993	2,088,956,776
Repayment of borrowings	(16,232,373)	(40,772,172)	(1,624,259,900)

Net cash flows from financing activities	18,008,939	16,664,821	663,884,192

Net decrease in cash and cash equivalents and restricted cash	(1,894,628)	(2,287,459)	(91,126,564)
Cash, cash equivalents and restricted cash at beginning of the year	7,288,271	9,955,747	396,611,704
Net foreign exchange differences	(251,110)	693,933	27,644,530

Cash, cash equivalents and restricted cash at end of the year	5,142,533	8,362,221	333,129,671

Supplement disclosures of non-cash activities
Issuance of dividend preferred shares by offsetting against borrowings from a related party	10,000,000	10,000,000	398,374,632
Non-cash property, plant and equipment additions	2,789,254	5,078,038	202,296,152
Establishment of right-of-use assets and lease liabilities at commencement dates, lease modification and other non-cash changes	-	323,774	12,898,335
Interest payable conversion to debt	1,519,150	249,684	9,946,777
Supplemental Disclosure
Interest paid, net of capitalized interest	2,755,508	5,444,860	216,909,410

Industry and Market Data

This press release contains market and industry data obtained from third-party sources and industry reports, publications, websites, and other publicly available information, including but not limited to information regarding the Company’s market position and its performance compared to historical performance of other industry players. VinFast has not independently verified such third-party information and makes no representation as to the accuracy of such third-party information. While the Company believes that the market and industry data and related statements presented in this press release are accurate, there can be no assurance as to the accuracy or completeness of such data or statements. The Company does not undertake to update or revise such data or statements. Industry and market data are subject to variations and cannot be verified due to limitations on the availability and reliability of data inputs, the nature of third-party data-gathering processes and other inherent limitations and uncertainties.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding VinFast’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, VinFast’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern VinFast’s expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by VinFast’s and VinFast’s management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk associated with being a growth-stage company in the EV industry; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries; (iv) the Company’s ability to adequately control the costs associated with its operations; (v) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity; (vi) competition in the automotive industry; (vii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers; (viii) the demand for, and consumers’ willingness to adopt, EVs; (ix) the availability and accessibility of EV charging stations or related infrastructure; (x) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (xi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (xii) the Company’s ability to obtain commercially reasonable capital to support its business growth; (xiii) the risk of future restatements to the Company’s Financial Statements; (xiv) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates; (xv) the Company’s reliance on its affiliates for its EV deliveries; (xvi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company; and (xvii) other risks discussed in VinFast’s reports filed or furnished to the SEC.

All forward-looking statements attributable to VinFast’s or people acting on VinFast’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND25,102 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of March 31, 2026. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

VinFast Investor Relations and Media Contacts

For more information, please visit: http://ir.vinfastauto.us.

Investor Relations

ir@vinfastauto.com

About VinFast Auto Ltd.

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, Europe and the Middle East. Learn more at www.vinfastauto.us.